UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Name of Subject Company (Issuer))

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Names of Filing Persons (Offerors))
2.50% Senior Convertible Notes due 2006
(Title of Class of Securities)
CUSIP No. 16133RAA4
(CUSIP Number of Class of Securities)

CHARTERED SEMICONDUCTOR MANUFACTURING, INC.
1450 MCCANDLESS DRIVE
MILPITAS, CALIFORNIA 95035
(408) 941-1100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPIES TO:
MICHAEL W. STURROCK, ESQ.
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$655.5 million (1)	$77,152.35 (2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 (b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that $575 million aggregate original principal amount of the outstanding 2.50% Senior Convertible Notes due 2006 are being purchased at the maximum price of $1,140 per $1,000 aggregate original principal amount.

(2)	The amount of the filing fee was calculated at a rate of $117.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00011770.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO relates to the offer by Chartered Semiconductor Manufacturing Ltd, a corporation organized under the laws of Singapore (“Chartered”), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2005 (the “Offer to Purchase”), any and all of its $575,000,000 aggregate original principal amount of outstanding 2.5% Senior Convertible Notes due 2006 (the “Securities”). The offer to purchase the Securities pursuant to the Offer to Purchase is referred to herein as the “Offer.”
ITEM 1. SUMMARY TERM SHEET
     The information in the Offer to Purchase (attached hereto as Exhibit (a)(1)(i)) under the heading “Summary” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name and Address. The issuer is Chartered Semiconductor Manufacturing Ltd. Chartered’s executive offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Chartered’s telephone number is (65) 6362-2838.
     (b) Securities. The subject class of securities are the Securities. The original principal amount of the Securities outstanding is $575,000,000.
     (c) Trading Market and Price. The Securities are listed on the Luxembourg Stock Exchange under the symbol “ChartSem.” However, there is no established market for the Securities and trading of the Securities has been limited and sporadic. The Securities are convertible into ordinary shares of Chartered, or American depositary shares of Chartered, each representing ten ordinary shares of Chartered. The ordinary shares into which the Securities are convertible trade on the Singapore Exchange under the symbol “Chartered”. The American depositary shares into which the Securities are convertible trade on the Nasdaq National Market under the symbol “CHRT”. The quarterly high and low trading prices for the ordinary shares and American depositary shares are set forth in the Offer to Purchase under the heading “Market and Recent Prices” and is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS
     (a) Chartered is the filing person and the subject company. The business address and telephone number of Chartered is set forth under Item 2(a) above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers and directors of Chartered. The business address of each person set forth below is c/o Chartered Semiconductor Manufacturing Ltd, 60 Woodlands Industrial Park D, Street 2, Singapore 738406.

Name	Title
Ang Kay Chai	Senior Vice President, Fab Operations
Ang Tang Yong	Vice President, Fab Support Operations
Andre Borrel	Director
Chia Song Hwee	President and Chief Executive Officer; Director
Hsia Liang Choo, PhD	Senior Vice President, Technology Development
Roy Kannan	Vice President and Chief Information Officer
Seungil Kim	Vice President, Quality and Reliability Assurance
Robert E. La Blanc	Director
Tsugio Makimoto, PhD	Director
Ng Seng Huwi	Vice President, Human Resources
James A. Norling	Chairman of the Board
Pasquale Pistorio	Director
Michael J. Rekuc	Senior Vice President, Worldwide Sales and Marketing
Peter Seah Lim Huat	Director
Sum Soon Lim	Director
Philip Tan Yuen Fah	Director
Tan Seng Chai	Vice President, Strategy Resources
Tay Siew Choon	Director
George Thomas	Senior Vice President and Chief Financial Officer
Charles E. Thompson	Director

ITEM 4. TERMS OF THE TRANSACTION
     (a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
Summary
Purpose of the Offer
Procedure for Tendering Securities
Withdrawal of Tenders
Conditions to the Offer
Acceptance for Payment and Payment
Extension, Amendment and Termination
Material U.S. Federal and Singapore Income Tax Consequences
     (b) Purchases. To Chartered’s knowledge, no Securities are to be purchased from any officer, director or affiliate of Chartered.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (e) Chartered issued the Securities under the Indenture. The description of the Securities and the Indenture, as supplemented, set forth under the caption “Description of the Convertible Securities” in Chartered’s prospectus supplement dated March 27, 2001 (filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2001) to the prospectus dated March 19, 2001 and under the caption “Description of Debt Securities” in that prospectus are incorporated by reference herein.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     (a) Purposes. The information set forth in the Offer to Purchase under the headings “Summary” and “Purpose of the Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The Securities validly tendered and accepted in the Offer will be retired and cancelled.
     (c) Plans.
(1)-(2) Not applicable.
(3) The information set forth in the Offer to Purchase under the headings “Summary,” “Purpose of the Offer,” and “Special Considerations” is incorporated herein by reference.
(4)-(10)- Not applicable.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. The information in the Offer to Purchase under the heading “Summary” and “Purpose of the Offer” is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. Chartered does not own and, to its knowledge, no officer, director or person controlling Chartered, nor any associate or subsidiary of Chartered or any such person, owns any Securities.
     (b) Securities Transactions. None, to Chartered’s knowledge.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. The information in the Offer to Purchase under the heading “Dealer Manager and Information and Tender Agent” is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     (a) Not applicable.
     (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION
     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated August 4, 2005.

(a)(5)(i)	Press Release, dated August 4, 2005.

(d)(1)	Indenture dated as of April 2, 2001, between Chartered and the Trustee.

(d)(2)	First Supplemental Indenture, dated as of April 2, 2001 to the Indenture dated as of April 2, 2001, between Chartered and the Trustee.

(d)(3)	Form of 2.5% Senior Convertible Note due 2006.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

Dated: August 4, 2005

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated August 4, 2005.
(a)(5)(1)	Press Release, dated August 4, 2005.
(d)(1)	Indenture dated as of April 2, 2001, between Chartered and the Trustee.
(d)(2)	First Supplemental Indenture, dated as of April 2, 2001 to the Indenture dated as of April 2, 2001, between Chartered and the Trustee.
(d)(3)	Form of 2.5% Senior Convertible Note due 2006.